

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2006

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

> **Re: Stillwater Mining Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-13053**

Dear Mr. Wing:

　　We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements and Supplementary Data, page 63

Report of Independent Registered Public Accounting Firm, page 63

1.   Please amend your filing to include properly signed accountant's opinions, for both their reports on your consolidated financial statements and management's report on internal control over financial reporting, in compliance with Article 2-02(a)(2) of Regulation S-X. Similarly, a signed accountant's consent should be provided to replace the unsigned consent included as Exhibit 23.1.

Controls and Procedures, page 96

2.   We note you identified several material weaknesses in your assessment of internal control over financial reporting, concluding that your disclosure controls and procedures were not effective as of December 31, 2005. In several of the identified weaknesses, you note that deficiencies resulted in material accounting errors, misclassifications and insufficient disclosures in your "preliminary" consolidated financial statements as of and for the year ended December 31, 2005. Additionally, in one instance, you identified inadequate procedures for offsite inventory, which resulted in your expensing $1.8 million related to consigned inventory that could not be accounted for at the end of the year. Considering the extent of the material weaknesses you identified and the apparent pervasive impact of such on your preliminary, as well as final, financial statements, tell us whether you evaluated the impact such weaknesses may have had on your 2005 interim financial statements and their continued reliability and, if so, the basis for your conclusion not to restate any interim results.

Engineering Comments

General

3.   Please provide a brief description of the QA/QC protocols in your filing regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to both your exploration and operational analytical procedures.

Ore Reserve, page 9

4.   Please disclose your cutoff grade used to determine the proven and probable ore reserves. If you utilize a platinum group metals (PGM) equivalent grade calculation, describe the methodology used to calculate the PGM equivalent grade and disclose the metallurgical recoveries and metal prices used. Also disclose all material factors which impact the economic determination, such as the associated operating and processing costs, mine and metallurgical recovery parameters, and smelter schedules.

Proven and Probable Ore Reserve, page 10

5.   Please disclose the annual mine production tonnage and grades for each of the last three years to comply with Instruction 3 to Item 102 of Regulation S-K. In addition, please disclose the smelter and refinery metallurgical recoveries, the mill concentrate tonnages and grades. The production statistics may be presented in a table format for increased clarity. If material, please also disclose the quantities of by-product materials produced at your smelter, such as copper, nickel, silver, and gold.

Current Operations, page 13

6.   Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. We believe the guidance in Instruction 3(B) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Stillwater Mine, Page 14

7.   You state within this section that the Stillwater mill has a capacity of 3,000 tons per day. However on page 10 you disclose various figures indicating that your long-range reserve target uses a back-calculated 2,833 tons per day for the Stillwater mill and that you achieved 2,020 tons per day with this mill during 2006. Please briefly explain these mill throughput design/utilization figures relative to your mill capacity. The reasons that you do not intend to operate the mill at full capacity should be clear.

8.   We understand that you processed sub-grade material at the Stillwater mill during 2005, which may have displaced higher grade material within your milling circuit and decreased your overall cash flow. Please disclose the cutoff grade for this material, and how the grade is calculated; also, explain why you opted to process this material rather than other material having a higher potential economic return.

Exploration and Development Activities, page 15

9.   Please describe your exploration and reserve development activities for the most recent fiscal year to comply with the guidance in paragraph (b)(4) of Industry Guide 7. Please tabulate appropriate measurements to gauge your progress, such as the number of drill holes completed, footage drilled, samples processed, and resulting reserves converted to proven reserves from the probable category. A table listing these statistical accomplishments over the last three years would be helpful.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or, in his absence, Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief